Filed by Five9, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Five9, Inc.

Commission File No.: 001-36383

Date: July 19, 2021

This filing relates to the proposed merger of Five9, Inc., a Delaware Corporation (“Five9”), with Summer Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Zoom Video Communications, Inc., a Delaware corporation (“Zoom”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 16, 2021, by and among Zoom, Merger Sub and Five9.

Zoom to Acquire Five9

The combination of Zoom’s robust communications platform with Five9’s intelligent cloud contact center will enable organizations to reimagine the way they engage with their customers

July 18, 2021 21:04 ET | Source: Zoom Video Communications, Inc.

SAN JOSE, Calif. and SAN RAMON, Calif., July 18, 2021 (GLOBE NEWSWIRE) — Zoom Video Communications, Inc. (NASDAQ: ZM) today announced it has entered into a definitive agreement to acquire Five9, Inc. (NASDAQ: FIVN), a leading provider of the intelligent cloud contact center, in an all-stock transaction valued at approximately $14.7 billion. Combining Five9’s Contact Center as a Service (“CCaaS”) solution with Zoom’s broad communications platform will transform how businesses connect with their customers, building the customer engagement platform of the future.

The acquisition is expected to help enhance Zoom’s presence with enterprise customers and allow it to accelerate its long-term growth opportunity by adding the $24 billion contact center market. Five9 is a pioneer of cloud-based contact center software. Its highly-scalable and secure cloud contact center delivers a comprehensive suite of easy-to-use applications that allows management and optimization of customer interactions across many different channels.

“We are continuously looking for ways to enhance our platform, and the addition of Five9 is a natural fit that will deliver even more happiness and value to our customers,” said Eric S. Yuan, Chief Executive Officer and Founder of Zoom. “Zoom is built on a core belief that robust and reliable communications technology enables interactions that build greater empathy and trust, and we believe that holds particularly true for customer engagement. Enterprises communicate with their customers primarily through the contact center, and we believe this acquisition creates a leading customer engagement platform that will help redefine how companies of all sizes connect with their customers. We are thrilled to join forces with the Five9 team, and I look forward to welcoming them to the Zoom family.”

“Businesses spend significant resources annually on their contact centers, but still struggle to deliver a seamless experience for their customers,” said Rowan Trollope, Chief Executive Officer of Five9. “It has always been Five9’s mission to make it easy for businesses to fix that problem and engage with their customers in a more meaningful and efficient way. Joining forces with Zoom will provide Five9’s business customers access to best-of-breed solutions, particularly Zoom Phone, that will enable them to realize more value and deliver real results for their business. This, combined with Zoom’s ‘ease-of use’ philosophy and broad communication portfolio, will truly enable customers to engage via their preferred channel of choice.”

Zoom’s acquisition of Five9 is complementary to the growing popularity of its Zoom Phone offering. Zoom Phone is a modern, cloud phone system that offers a digital alternative to legacy phone offerings, enabling organizations to connect and interact in new and convenient ways to keep businesses moving.

The combination also offers both companies significant cross-selling opportunities to each other’s respective customer bases. As a result of the acquisition, Zoom will play an even greater role in driving the digital future and bringing companies and their customers closer together.

Following the close of the transaction, Five9 will be an operating unit of Zoom and Rowan Trollope will become a President of Zoom and continue as CEO of Five9, reporting to Eric Yuan.

Details on the Proposed Transaction

As part of the agreement, Five9 stockholders will receive 0.5533 shares of Class A common stock of Zoom Video Communications, Inc. for each share of Five9, Inc. Based on the closing share price of Zoom Class A common stock as of July 16, 2021, this represents a per share price for Five9 common stock of $200.28 and an implied transaction value of approximately $14.7 billion.

The Boards of Directors of Zoom and Five9 have approved the transaction. The Board of Directors of Five9 recommends that Five9 stockholders approve the transaction and adopt the merger agreement. The transaction, which is anticipated to close in the first half of calendar year 2022, is subject to approval by Five9 stockholders, the receipt of required regulatory approvals and other customary closing conditions.

Additional details and information about the terms and conditions of the acquisition will be available in current reports on Form 8-K to be filed by Zoom and Five9 with the Securities and Exchange Commission.

Advisors

Goldman Sachs & Co. LLC is serving as exclusive financial advisor and Cooley LLP is serving as legal counsel to Zoom. Qatalyst Partners is serving as exclusive financial advisor and Latham and Watkins LLP is serving as legal counsel to Five9.

Transaction Conference Call Information

Zoom and Five9 will host a Zoom Video Webinar for investors on Monday, July 19, 2021 at 5:30 am Pacific Time / 8:30 am Eastern Time. Investors are invited to join the Zoom Video Webinar by visiting: https://investors.zoom.us/. A replay will be available shortly after the call ends.

About Zoom

Zoom is for you. We help you express ideas, connect to others, and build toward a future limited only by your imagination. Our frictionless communications platform is the only one that started with video as its foundation, and we have set the standard for innovation ever since. That is why we are an intuitive, scalable, and secure choice for individuals, small businesses, and large enterprises alike. Founded in 2011, Zoom is publicly traded (NASDAQ: ZM) and headquartered in San Jose, California. Visit zoom.com and follow @zoom.

About Five9

Five9 is an industry-leading provider of cloud contact center solutions, bringing the power of cloud innovation to more than 2,000 customers worldwide and facilitating billions of customer engagements annually. The Five9 Intelligent Cloud Contact Center provides digital engagement, analytics, workflow automation, workforce optimization, and practical AI to help customers reimagine their customer experience. Designed to be reliable, secure, compliant, and scalable, the Five9 platform helps increase agent and supervisor productivity, connects the contact center to the business, and ultimately deliver tangible business results including increased revenue and enhanced customer trust and loyalty.

Forward-Looking Statements

This communication contains forward-looking information related to Zoom, Five9 and the acquisition of Five9 by Zoom that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction for Zoom, Five9 and their respective customers, Zoom’s plans, objectives, expectations and intentions with respect to the combined company, the size of the opportunity for Zoom in contact centers, the financial condition, results of operations and business of Zoom or Five9, and the anticipated timing of closing of the proposed transaction.

Risks and uncertainties include, among other things, risks related to the ability of Zoom to consummate the proposed transaction on a timely basis or at all; Zoom’s ability to successfully integrate Five9’s operations and personnel; Zoom’s ability to implement its plan, forecasts and other expectations with respect to Five9’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction; Zoom’s ability to secure regulatory approvals on the terms expected in a timely manner or at all, especially in light of recent regulatory developments in the United States and elsewhere; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; any negative effects of the announcement or the consummation of the proposed transaction on the market price of Zoom’s Class A common stock or on Zoom’s operating results; the impact of significant transaction costs and unknown liabilities on Zoom’s operating results; the risk of litigation and/or regulatory actions related to the proposed transaction; the exertion of management’s time and Zoom’s resources, and other expenses incurred in connection with any regulatory or governmental consents or approvals for the transaction; the possibility that competing offers will be made to acquire Five9; the effect of the announcement or pendency of the transaction on Zoom and Five9’s business relationships, operating results, and business generally; the impact of the COVID-19 pandemic and related public health measures on Zoom and Five9’s businesses and general economic conditions; the impact of geopolitical events; Zoom’s service performance and security, including the resources and costs required to avoid unanticipated downtime and prevent, detect and remediate potential security breaches; cyberattacks and security vulnerabilities that could lead to reduced revenue, increased costs, liability claims, or harm to Zoom’s reputation or competitive position; excessive outages and disruptions to Zoom’s online services if Zoom fails to maintain an adequate operations infrastructure; competitive factors, including new market entrants and changes in the competitive environment and increased competition; customer demand for Zoom’s products and services; Zoom and Five9’s ability to attract, integrate and retain qualified personnel; Zoom’s ability to protect its intellectual property rights and develop its brand; Zoom’s ability to develop new services and product features; Zoom’s operating results and cash flow; the impact of the transaction on Zoom’s strategy of acquiring or making investments in complementary businesses, joint ventures, services, technologies and intellectual property rights; changes in tax and other laws, regulations, rates and policies; and the impact of new accounting pronouncements.

These risks, as well as other risks related to the proposed transaction, will be described in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Zoom’s and Five9’s respective periodic reports and other filings with the SEC, including the risk factors identified in Zoom’s and Five9’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

The forward-looking statements included in this communication are made only as of the date hereof. Zoom assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the proposed merger, Zoom intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Zoom and a proxy statement of Five9 (the “proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the proxy statement/prospectus will be delivered to stockholders of Five9. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ZOOM AND FIVE9 ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus (when available) and other documents filed by Zoom and Five9 with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Zoom will be available free of charge under the SEC Filings heading of the Investor Relations section of Zoom’s website at https://investors.Zoom.us/. Copies of the documents filed with the SEC by Five9 will be available free of charge under the Financials & Filings heading of the Investor Relations section of Five9’s website at https://investors.five9.com/.

Participants in the Solicitation

Zoom and Five9 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Zoom’s directors and executive officers is set forth in Zoom’s Form 10-K for the year ended January 31, 2021 and the proxy statement for Zoom’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 18, 2021 and May 5, 2021, respectively. Information about Five9’s directors and executive officers is set forth in Five9’s Form 10-K for the year ended December 31, 2020 and the proxy statement for Five9’s 2021 Annual Meeting of Stockholders, which were filed with the SEC on March 1, 2021 and March 29, 2021, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Zoom Press Relations

Colleen Rodriguez

Global Media Relations Lead

press@zoom.us

Zoom Investor Relations

Tom McCallum

Head of Investor Relations

investors@zoom.us

Five9 Press Relations

Allison Wilson

352-502-9539

allison.wilson@five9.com

Five9 Investor Relations

Barry Zwarenstein

Chief Financial Officer

925-201-2000 ext. 5959

ir@five9.com

The Blueshirt Group for Five9, Inc.

Lisa Laukkanen

415-217-4967

lisa@blueshirtgroup.com